FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person* Wong, Stanley D.	2. Date of Event Requiring Statement (Month/Day/Year) February 12, 2003	4. Issuer Name and Ticker or Trading Symbol Entheos Technologies, Inc. (ETHO)	6. If Amendment, Date of Original (Month/Day/Year)
(Last) (First) (Middle) Suite 216 – 1628 West 1st Avenue
(Street) Vancouver, British Columbia, V6J 1G1	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	5. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner X Officer Other Officer/Other President Description	7. Individual or Joint/Group Filing (Check Applicable Line) X Individual Filing Joint/Group Filing
(City) (State) (Zip)

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form : (D) Direct (I) Indirect (Instr. 5)	4. Nature of Beneficial Ownership (Instr. 5)
Common Stock	440	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year)		3. Title and Amount of of Underlying Security (Instr. 4)		4. Conversion or Exercise Price	5. Ownership Form (D) Direct or (I) Indirect (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration date	Title	Amount or Number of Shares
Stock Options (1)		February 11, 2013	Common Stock	5,000		D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

(1) On February 10th, 2003, 5,000 stock options, with an exercise price of $0.51 per share, being the most recent closing price of Entheos Technologies on January 24th, 2003, were established for Mr. Stanley D. Wong, with terms and conditions, such as expiration dates and vesting periods being defined and agreed upon in an individual stock option agreement at a later date. On February 11th, 2003, the Company’s Board of Directors agreed to enter into a 10 year NonStatutory Stock Option Agreement, covering 5000 options at $0.51 per share, which shall become exercisable in two equal installments of fifty percent (50%), with the first installment becoming exercisable February 11th, 2003, and the balance becoming exercisable on August 11th, 2003.

* If the form is filed by more than one reporting person, see Instruction 5(b)(v).

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
        See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:   File three copies of this Form, one of which must be manually signed. If space is insufficient,
            See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not
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/s/ Stanley D. Wong February 12, 2003 ** Signature of Reporting Person Date